EXHIBIT 7.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges

for SEK excluding the S-system

on the Basis of IFRS

	Year ended December 31,
(Skr millions, except for ratios)	2010	2009	2008	2007
Fixed Charges:
Interest expenses	10,284.6	11,312.1	11,420.8	10,213.7
Earnings:
Net profit	2,891.7	1,727.3	143.9	345.9
Taxes	1,048.0	641.3	41.3	151.1
Fixed charges	10,284.6	11,312.1	11,420.8	10,213.7
	14,224.3	13,680.7	11,606.0	10,710.7

Ratio of earnings to fixed charges	1.38	1.21	1.02	1.05

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK.